NO ACT

RE
1-12-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038744

March 11, 2009

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
Halliburton Company
P.O. Box 42807
Houston, TX 77242-2807

Received SEC
MAR 1 1 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-09

Re: Halliburton Company
Incoming letter dated January 12, 2009

Dear Mr. Metzinger:

This is in response to your letters dated January 12, 2009 and February 4, 2009 concerning the shareholder proposal submitted to Halliburton by the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. We also have received a letter on the proponents' behalf dated February 3, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, NY 10007-2341

March 11, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 12, 2009

The proposal requests that Halliburton provide a report on political contributions that contains information specified in the proposal.

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
Phone 713.759.2600

February 4, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice submitted January 12, 2009; Stockholder Proposal of the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Proponents")

Dear Sir/Madam:

On January 12, 2009, Halliburton Company ("Halliburton") sent a Request for No-Action Advice (the "Halliburton letter") via email to shareholderproposals@sec.gov regarding a proposed resolution and stockholder supporting statement (the "Proposal") submitted by the Proponents to Halliburton.

Mr. Richard S. Simon, Deputy General Counsel of The City of New York Office of the Comptroller sent a response to the Halliburton letter to the Division of Corporation Finance on behalf of the Proponents on February 3, 2009 (the "Proponents' response"). The Proponents' response challenges the assertion in the Halliburton letter that the Proposal is excludable. After reviewing the Proponents' response, Halliburton has determined that the argument Halliburton made that Halliburton lacks the power and authority to implement the Proposal and that the Proposal, therefore, is excludable under Rule 14a-8(i)(6) is erroneous, concedes the point made in the Proponents' letter regarding Rule 14a-8(i)(6) only and apologizes to the Staff for any time that has been spent in considering that argument.

Halliburton still believes that the Proposal relates to Halliburton's ordinary business operations and is excludable under Rule 14a-8(i)(7) as argued in the Halliburton letter and respectfully requests that the Staff consider its request for no-action relief on that basis alone.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Patrick Doherty via facsimile 212-815-8663
Richard Simon via email rsimon@comptroller.nyc.gov

R:\LEGAL\SEC\Stockholder Proposals 2009 Proxy\No-action letter 020409 (New York City).doc

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
DEPUTY GENERAL COUNSEL

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

February 3, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Halliburton Company
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 12, 2009 letter (the "January 12 Letter") sent to the Securities and Exchange Commission (the "Commission") by Bruce A. Metzinger, Assistant General Counsel of Halliburton Company ("Halliburton" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2008 proxy statement and form of proxy under Rules14a-8(i)(7) and 14a-8(i)(6) pursuant to the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the January 12 Letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. In light of the significant public concerns about corporate political contributions, and the many years of on-point Staff letters – never mentioned by Halliburton – stating that, under Rule 14a-8(i)(7), companies may not omit proposals seeking disclosure about corporate political contributions, the Funds' Proposal does not relate to "ordinary business," and may not be omitted on that basis. In addition, there is no factual or legal obstacle to the Company making each of the requested disclosures, and so there is no basis, under Rule 14a-8(i)(6), for exclusion on the ground that the Company has no power to implement the Proposal. Accordingly, the Funds respectfully request that the Staff of the Division of Corporation Finance (the "Division") deny the relief that Halliburton seeks.

I. THE PROPOSAL

The Proposal consists of a resolution followed by a supporting statement. The supporting statement notes the need for greater transparency and fuller disclosure with respect to the Company's political contributions. The Resolved clause then states:

> **Resolved,** that the shareholders of Halliburton ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
>
> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
>
> a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
>
> b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
>
> c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.
>
> The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULES 14a-8(i) (7) OR 14a-8(i)(6)

In the January 12 Letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues) and Rule 14a-8(i)(6) (company lacks power or authority to implement). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that these exclusions apply. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. Because Corporate Political Contributions Are a Matter of Substantial Public Interest, the Proposal May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i)(7).

The Resolved clause of the Funds' Proposal, on its face, fits directly within the class of proposals relating to significant social policy issues, which the Division has stated can not be excluded under Rule 14a-8(i)(7).

Indeed, the Staff has consistently taken the position over two decades that shareholder proposals, often quite similar to the Proposal here, which seek disclosure of corporate political contributions, relate to policy issues that transcend "ordinary business," and thus are not excludable under Rule 14a-8(i)(7). *See, e.g., American International Group, Inc.* (Feb. 19, 2004); *Time Warner Inc.* (Feb. 11, 2004) (denying exclusion under Rule 14a-8(i)(7), but permitting exclusion under rule 14a-8(i)(11), as substantially duplicative of another proposal); *Chubb Corporation* (Jan. 27, 2004); *Citigroup, Inc.* (Jan. 27, 2004), *General Electric Company (Feb. 22, 2000)*; *General Motors Corporation* (Mar. 10, 1989); *International Business Machines Corporation* (Mar. 7, 1988); *American Telephone and Telegraph Company* (Jan. 11, 1984)*. It is troubling that Halliburton's January 12 Letter, while citing four letters granting no-action relief as to proposals for disclosure of charitable or legal defense contributions, never mentioned the many on-point Staff letters advising that proposals as to disclosure of political contributions could not be omitted.

That consistent denial of no-action relief as to proposals for disclosure of corporate political contributions fully accords with the Division's general guidance on the limits of Rule 14a-8(i)(7). The Division has long made clear that "ordinary business" cannot be used as a rationale to exclude, under Rule 14a-8(i) (7), proposals that relate to matters of substantial public interest. As the Commission stated in its Release, "Amendments to

---

* *Cf. ConAgra, Inc.* (June 10, 1998) (proposal that urged the board to establish a new political contributions program, and then report on it, could be excluded). Here, the Proposal does not ask the Company to institute any new programs or policies for making donations, nor to report on changed policies or practices.

Rules on Shareholder Proposals," *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release"), proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See also Staff Legal Bulletin 14A* (July 12, 2002); *Staff Legal Bulletin 14C* (June 28, 2005). The intense public debate over corporate political contributions and lobbying, which has led in recent years to such legislation as the Bipartisan Campaign Reform Act (BCRA) of 2002, also known as "McCain-Feingold," and the Honest Leadership and Open Government Act of 2007, shows that the Proposal indeed relates to a significant policy issue that transcends day-to-day business. As such, the Proposal should not be excluded from Halliburton's proxy materials as relating to "ordinary business."

Finally, contrary to the Company's assertions, the Staff has not permitted companies to exclude content-neutral proposals that were directed at disclosure of all charitable contributions. This can be seen from such letters as *Ford Motor Co.* (Feb. 25, 2008) and *PepsiCo, Inc.* (March 3, 2006), denying no-action relief under Rule 14a-8(i)(7) as to proposals which, without criticizing donations to any particular group, asked that the companies disclose all corporate charitable contributions. Once again, Halliburton did not mention to the Staff any of the letters denying no-action relief as to such charitable contribution proposals. Rather, the Company cited only letters in which the proposals had criticized specific recipient organizations, and then asked for disclosure of, or bans on, contributions (January 12 letter at p. 3). In those very different instances, the Staff had issued no-action letters on the stated basis that those proposals, none of which is analogous to the Funds' Proposal here, related to "contributions to specific types of organizations": *Pfizer, Inc.* (Feb. 12, 2007) (proposal criticizing Planned Parenthood, and charitable groups "involved in abortion" or "same sex marriages"); *Wells Fargo Corp.* (Feb. 12, 2007) (proposal criticizing groups supporting homosexuality or abortion); *Schering-Plough Corp.* (March 4, 2002) (proposal criticizing Planned Parenthood and groups "involved in abortion"); *BellSouth Corp.* (Jan. 17, 2006) (proposal criticizing "politicians who are being investigated or indicted for unethical or illegal practices," and seeking ban on contributions to their legal defense funds). As the Funds' Proposal is akin to those in *Ford Motor* and *PepsiCo*, above, the rationale of those letters also strongly supports denial of Halliburton's no-action request.

In short, pursuant to the guidance of the Division's 1998 Release and subsequent Staff Legal Bulletins, as well as the Staff's many denials of no-action relief as to the same or comparable proposals, the Proposal cannot be excluded under Rule 14a-8(i)(7).

B. Because the Company is fully able to implement the Proposal, the Company may not omit the Proposal under Rule 14a-8(i)(6).

The Company further argues that for contributions it makes through paying dues to tax-exempt organizations, it will be unable to satisfy the request in paragraph 2 of the Proposal that it identify the portion of such dues that is used for an expenditure or contribution, which if made directly by the Company, would not be deductible under Section 162(e) of the Internal Revenue Code ("IRC") (January 12 Letter at p. 5). The

Company represents that it has "no right to dictate" that any tax-exempt organization report to it the information that the Company would need to respond to that inquiry. The Company claims that it may, therefore, omit the Proposal under Rule 14a-8(i)(6), because it "lacks the power or authority" to implement it (January 12 Letter at p. 5). As a matter of law, however, the Company's representation is not correct. As shown below, Halliburton already receives the necessary "162(e)" information from tax-exempt organizations, which are required by IRS rules to send such information to the Company with each dues notice.

IRC Section 162(e) provides, in relevant part:

> **e) Denial of deduction for certain lobbying and political expenditures**
>
> (1) In general
>
> No deduction shall be allowed under subsection (a) for any amount paid or incurred in connection with—
>
> **(A)** influencing legislation,
>
> **(B)** participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office,
>
> **(C)** any attempt to influence the general public, or segments thereof, with respect to elections, legislative matters, or referendums, or
>
> **(D)** any direct communication with a covered executive branch official in an attempt to influence the official actions or positions of such official.

The exact language of Section 162(e) is then mirrored in the IRS Instructions for Form 990, which all tax-exempt organizations must file annually. Specifically, the Instructions to Schedule C of Form 990 require those organizations to tell their members (contributors) how much of their dues are nondeductible under Section 162(e). *See* "Instructions for Schedule C (Form 990 or 990-EZ) Political Campaign and Lobbying Activities," found at http://www.irs.gov/pub/irs-pdf/i990sc.pdf. (revised as of August 19, 2008). Those Instructions for Schedule C of Form 990 provide, under the heading "Dues Notice," that in practically all cases, the organization:

> . . . must send dues notices to its members at the time of assessment or payment of dues. . . These dues notices must reasonably estimate the dues allocable to the nondeductible lobbying and political expenditures reported in Part III-B, line 2a. . . .

In turn, the Instructions for Part III-B, line 2a of Schedule C track, word-for-word, the language of subparts (A) through (D) of IRC Section 162(e)(1). *Id.* As a result, it is clear as a matter of law that any tax exempt organizations, such as trade organizations, to which Halliburton pays dues, must inform Halliburton on a regular basis exactly how much of Halliburton's dues is used for expenditures or contributions which, if made directly by the Company, would not be deductible under IRC Section 162(e)(1)(B).

Since contrary to its claims, Halliburton regularly receives all of the information it needs to make the disclosures requested in paragraph 2 of the Proposal, it cannot possibly lack the power or authority to implement the Proposal. The Company, therefore, has failed to establish that it should be permitted to omit the Proposal under Rule 14a-8(i)(6).

III CONCLUSION

The Funds' Proposal properly requests that Halliburton report to shareholders about the Company's political contributions. The Proposal does not relate to "ordinary business," and the Company also does not lack power or authority to implement it. Accordingly, the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under Rules 14a-8 (i)(6) or (i)(7).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Sincerely,

Richard S. Simon

cc: Bruce A. Metzinger, Esq.
Assistant General Counsel
Halliburton Company.
1401 McKinney, Suite 2400
Houston, TX 77010-4035

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
Phone 713.759.2600

January 12, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Proponents")

Dear Sir/Madam:

The Proponents have submitted a proposed resolution and stockholder supporting statement (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 20, 2009. This request for no-action advice is being submitted via email to shareholderproposals@sec.gov pursuant to Staff Legal Bulletin No. 14D dated November 7, 2008. A copy of each of the Proposal and of this letter accompanies this email.

The Proposal provides:

"Resolved, that the shareholders of Halliburton ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the

corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders."

For the reasons detailed below, Halliburton intends to omit the Proposal from its 2009 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Proposal from its 2009 proxy statement.

To the extent the reasons set forth herein are based on matters of law, this letter constitutes my legal opinion on those matters.

I. The Proposal is excludable as relating to Halliburton's ordinary business operations.

The Proposal involves the following ordinary business matter categories identified in Staff no-action decisions:

- contributions to specific types of organizations;
- conduct of a legal compliance program;
- evaluation of risk; and
- employment related matters,

in addition to interfering in matters that are fundamental to managing the company and further attempting to micro-manage the company and its Board, and should be excluded pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) allows a company to exclude proposals and supporting materials that relate to a company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

As described by the Commission in the 1998 Release, there are two central considerations on which the policy of the ordinary business exclusion is based. The 1998 Release states, "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The 1998 Release goes on to state, "The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has held on numerous occasions that proposals targeting contributions to specific types of organizations are excludable under Rule 14a-8(i)(7). See *Pfizer Inc.*, SEC No-action Letter (February 12, 2007)(proposal requesting that the board implement a policy listing all charitable contributions on the company's website was excludable under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., contributions to specific types of organizations)); *Wells Fargo & Company*, SEC No-action Letter (February 12, 2007) (proposal requesting that management list and post on the company website all charitable organizations that are recipients of company donations was excludable under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations (i.e., contributions to specific types of organizations)); *BellSouth Corporation*, SEC No-action Letter (January 17, 2006) (proposal requesting that the board of directors make no direct or indirect contribution from the company to any legal fund used in defending any politician was excludable under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations)); *Schering-Plough Corporation*, SEC No-action Letter (March 4, 2002) (proposal requesting that the board form a committee to study and report on the impact charitable contributions have on Schering-Plough's business and share value was excludable under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., charitable contributions directed to specific types of organizations)). Halliburton acknowledges that the majority of the no-action relief granted by the Staff as excludable under the ordinary business exception as involving contributions to specific types of organizations has been addressed in the context of charitable organizations. The type of organization in *BellSouth Corporation*, however, was a legal fund used in defending any politician, so the "contributions to specific types of organizations" grounds of exclusion is not limited to charitable organizations.

Halliburton is incorporated in Delaware. Delaware General Corporation Law ("DGCL") Section 122(11) provides that every Delaware corporation has the power to:

> "Participate with others in any corporation, partnership, limited partnership, joint venture *or other association of any kind*, or in any transaction, undertaking or arrangement which the participating corporation would have power to conduct itself, *whether or not such*

participation involves sharing or delegation of control with or to others." (emphasis added)

Delaware law, therefore, considers the participation in associations to be within "ordinary business operations." Further, that participation can involve delegation of matters, such as the making of political contributions, to those associations, including trade associations. Accordingly, participation in trade associations is an ordinary business decision of Halliburton.

The Proposal in effect would propose a stockholder referendum on Halliburton's participation in trade associations. Decisions on which trade associations Halliburton participates in are made in the routine course of Halliburton's business, and are not properly a matter to be decided by stockholders. The Proponents are clearly trying to "micro-manage" Halliburton's decision-making with respect to both trade associations, in particular, and political contributions, in general.

While the Proposal purports to be a facially neutral proposal on corporate transparency it is actually a campaign against trade associations, in particular, and political contributions, in general.

While a significant social policy issue may protect a proposal from challenge under the ordinary business exclusion, in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While that statement was made specifically with respect to proposals that address environmental or public health issues, a number of companies have argued in their requests to exclude stockholder proposals that the statement reflects the standard generally applied by the Staff in evaluating whether proposals may be excluded under Rule 14a-8(i)(7). A recent matter expressing that understanding in which the requested no-action relief was granted was *General Electric Company*, SEC No-action Letter (January 9, 2008).

To consider the resolution in context, the entirety of the Proposal, both the resolution and stockholder supporting statement, needs to be considered. In addition to the right to select the trade associations in which it participates, the following items in the Proposal deal with Halliburton's ordinary business matters:

1. Accounting of company funds (resolution paragraph 2.a.);
2. Identification of the persons who make decisions to make political contributions – employment related matters (resolution paragraph 2.b.);
3. Internal guidelines and policies governing political contributions and expenditures (resolution paragraph 2.c.);
4. Dictating matters to be considered by a committee of the board of directors – micro-management of the board agenda setting process (resolution, last sentence);

5. The reference to "indirect political contributions," which means trade associations in this context – contributions to specific types of organizations (stockholder supporting statement, first paragraph);
6. Determining what is "in the best interest of the company" – Under DGCL Section 141(a), it is the board of directors that is responsible for managing the business and affairs of a Delaware corporation (stockholder supporting statement, second paragraph);
7. Compliance with recent federal ethics legislation – the conduct of a legal compliance program and evaluation of risk – both clearly ordinary business matters under Staff no-action letters (stockholder supporting statement, second paragraph);
8. Company assets being used for objectives that may be inimical to the long-term interests of and may pose risks to the company – the conduct of a legal compliance program and evaluation of risk (stockholder supporting statement, second paragraph);
9. Two references to trade associations – contributions to specific types of organizations (stockholder supporting statement, third paragraph); and
10. The Board being able to fully evaluate the political use of corporate assets – evaluation of risk (stockholder supporting statement, fourth paragraph).

Halliburton views political contributions and expenditures and Halliburton's participation in trade associations as being part of Halliburton's ordinary business operations, and the other items described in the ten numbered paragraphs above are unwarranted and constitute an infringement on management's and the Board's authority to operate the business of Halliburton in the ordinary course.

II. <u>Halliburton lacks the power and authority to implement the Proposal.</u>

Under Rule 14a-8(i)(6), the Proposal is excludable if Halliburton lacks the power or authority to implement the Proposal. Paragraph 2 of the resolutions provides that Halliburton will identify "any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code." Halliburton has no right to dictate that any tax exempt organizations to which Halliburton pays dues or similar payments report to it the amount of expenditures or contributions that if made directly by Halliburton would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. Further, Halliburton should not be put in the position of only participating in tax exempt organizations that would report that information to Halliburton. As explained above, the DGCL specifically authorizes Halliburton to participate in associations of any kind, and further to delegate actions which Halliburton could take, such as making political contributions or expenditures, to those associations. Halliburton would not have the ability to obtain the requested information, is not required under Delaware law to obtain it, and, therefore, would not have the power to implement the Proposal.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton intends to file its 2009 proxy statement and form of proxy no earlier than April 2, 2009. Halliburton submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Proponents of Halliburton's intention to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2009 Annual Meeting.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Patrick Doherty via facsimile 212-815-8663

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 18, 2008

Ms. Sherry D. Williams
Vice President and Corporate Secretary
Halliburton Company
5 Houston Center
1401 McKinney Street
Houston, TX 77010

Dear Ms. Williams:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Halliburton Company common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
Halliburton - Political Cont. 2009

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Halliburton, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Aetna and American Electric Power that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.